UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.        )

Hastings Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

418365-10-2

(CUSIP Number)

Dan Crow

Vice President, Chief Financial Officer

Hastings Entertainment, Inc.

3601 Plains Boulevard

Amarillo, Texas 79102

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

F. Richard Bernasek, Esq.	S. Benton Cantey, Esq.
Kelly Hart & Hallman LLP	Kelly Hart & Hallman LLP
201 Main Street, Suite 2500	201 Main Street, Suite 2500
Fort Worth, Texas 76102	Fort Worth, Texas 76102
Telephone: (817) 878-3509	Telephone: (817) 878-3559

March 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 418365-10-2	13D

1.	Name of Reporting Person: John H. Marmaduke Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds: OO (See Item 3)
5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Texas
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 2,066,525 (1)
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 2,066,525 (1)
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,066,525 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☒
13.	Percent of Class Represented by Amount in Row (11): 25.4% (2)
14.	Type of Reporting Person: PN

(1)	See Item 5.
(2)	Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 8,143,317 shares outstanding.

CUSIP No. 418365-10-2	13D

1.	Name of Reporting Person: John H. Marmaduke Management, Inc.
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds: OO (See Item 3)
5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Texas
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 2,066,525 (1)
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 2,066,525 (1)
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,066,525 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☒
13.	Percent of Class Represented by Amount in Row (11): 25.4% (2)
14.	Type of Reporting Person: CO

(1)	See Item 5.
(2)	Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 8,143,317 shares outstanding.

CUSIP No. 418365-10-2	13D

1.	Name of Reporting Person: John H. Marmaduke
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds: OO (See Item 3)
5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 2,540,153 (1)
	8.	Shared Voting Power: 40,772 (2)
	9.	Sole Dispositive Power: 2,540,153 (1)
	10.	Shared Dispositive Power: 40,772 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,580,925 (1) (2) (3) (4)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☒
13.	Percent of Class Represented by Amount in Row (11): 31.69%(5)
14.	Type of Reporting Person: IN

(1)	See Item 5.
(2)	Assumes that John Marmaduke has shared voting and dispositive power over 40,772 shares owned by Martha Marmaduke, John Marmaduke’s wife.
(3)	Includes 9,743 and 8,655 shares held in Hastings’ Associate Stock Ownership Plan and 401(k) Plan, respectively.
(4)	Includes 104,463 shares of Common Stock that may be acquired upon the exercise of options.
(5)	Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 8,143,317 shares outstanding.

CUSIP No. 418365-10-2	13D

1.	Name of Reporting Person: Martha Marmaduke
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds: OO (See Item 3)
5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 40,772
	8.	Shared Voting Power: 40,772 (1)
	9.	Sole Dispositive Power: 40,772
	10.	Shared Dispositive Power: 40,772 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,772
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☒
13.	Percent of Class Represented by Amount in Row (11): 0.5% (2)
14.	Type of Reporting Person: IN

(1)	Assumes that John Marmaduke has shared voting and dispositive power over 40,772 shares owned by Martha Marmaduke, John Marmaduke’s wife.
(2)	Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 8,143,317 shares outstanding.

EXPLANATORY NOTES: This statement on Schedule 13D (this “Schedule 13D”), among other things, supersedes the Schedule 13G filed on January 23, 2013 by John Marmaduke (the “Filer”) relating to shares of common stock of Hastings Entertainment, Inc., a Texas corporation (the “Issuer”). This Schedule 13D is being filed because the Filer may no longer qualify to file on Schedule 13G. See Item 4 below.

By virtue of the Support Agreement described in Item 4 below, the Reporting Persons (as defined in Item 2), along with National Entertainment Collectibles Association, Inc., a New Jersey corporation (“NECA”), Draw Another Circle, LLC, a Delaware limited liability company (“Parent”), Hendrix Acquisition Corp., a Texas corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Joel Weinshanker, the sole stockholder of NECA and Parent (collectively with Parent and Merger Sub, the “NECA Affiliates”), may be potential direct or indirect participants in the Merger (as defined in Item 4).

As a result of the matters described in Item 4 below, the Reporting Persons, NECA and the NECA Affiliates may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). As a result, each member of this group, including each of the Reporting Persons, may be deemed to beneficially own any shares of Common Stock that may be beneficially owned by any other member of the group. This filing is not an admission that any of the Reporting Persons or NECA or the NECA Affiliates are members of any such group and each of the Reporting Persons hereby disclaims beneficial ownership of any shares of the Issuer’s common stock that may be beneficially owned by NECA or any of the NECA Affiliates. The Reporting Persons do not have affirmative information about any such shares that may be beneficially owned by NECA or any of the NECA Affiliates.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer. The principal executive offices of the Issuer are located at 3601 Plains Boulevard, Amarillo, Texas 79102.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, this Schedule 13D is being filed jointly on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (1) John H. Marmaduke Family Limited Partnership (“JMFLP”), (2) John H. Marmaduke Management, Inc. (“JMMI”), (3) John H. Marmaduke, and (4) Martha Marmaduke, the wife of Mr. John Marmaduke. The Reporting Persons are making this single, joint filing because they, together with NECA, may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.

(b) The business address of each of the Reporting Persons that is a natural person and the principal office of each Reporting Persons that is an entity is, in each case, 3601 Plains Boulevard, Amarillo, Texas 79102.

(c) JMFLP is a Texas limited partnership, the principal business of which is investments. JMMI is a Texas corporation and the general partner of JMFLP. The principal business of JMMI is managing the investments of JMFLP. The present principal occupation of Mr. Marmaduke is Chief Executive Officer of the Issuer. Mrs. Marmaduke is not currently employed and thus has no current occupation.

(d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Marmaduke and Mrs. Marmaduke are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. John Marmaduke, Mrs. Marmaduke and JMFLP acquired beneficial ownership of shares of Common Stock prior to the registration of the Issuer’s securities with the SEC in 1998. Mr. Marmaduke is also the beneficial owner of (i) additional shares of Common Stock subject to options granted to him as compensation for his service as executive officer of the Issuer, and (ii) additional shares of Common Stock acquired through his 401(k) plan.

With respect to the proposed transaction described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the amount of funds required by Parent (as defined in Item 4) to consummate the Merger (as defined in Item 4) would consist of approximately $21.5 million. No shares of Common Stock were purchased by the Reporting Persons pursuant to the Support Agreement (as defined in Item 4), and thus no funds were used for such purpose.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Support Agreement and Merger Agreement (as defined below), which are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

Pursuant to a an Agreement and Plan of Merger, dated as of March 17, 2014 (the “Merger Agreement”), by and among the Issuer, Parent and Merger Sub, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing its existence under Texas law as the surviving entity in the Merger. A copy of the Merger Agreement is being filed herewith as Exhibit 7.02.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding as of immediately prior to the Effective Time (excluding any shares of Common Stock held by Parent or its affiliates (including Merger Sub and NECA), any shares of Common Stock held by the Issuer in treasury or by any direct or indirect wholly owned subsidiary of the Issuer and any shares of Common Stock held by shareholders who properly perfect and exercise their right to dissent and appraisal under the Texas Business Organizations Code) will be automatically cancelled and converted into the right to receive $3.00 per share in cash, without interest (the “Merger Consideration”).

Additionally, at the Effective Time, each option to purchase shares of Common Stock (each, an “Issuer Option”) that is outstanding immediately prior to the Effective Time will be cancelled and terminated and, to the extent any such Issuer Option is vested immediately prior to the Effective Time and held by a person other than the Mr. Marmaduke or Messrs. Dan Crow, Alan Van Ongevalle or Philip McConnell, will be converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each share of Common Stock then subject to such Issuer Option. “Option Consideration” means, with respect to each share of Common Stock issuable under such an Issuer Option, an amount equal to the excess, if any, of (i) the Merger Consideration over (ii) the exercise price payable in respect of such share of Issuer Common Stock issuable under the Issuer Option.

The completion of the Merger is subject to the approval of the Merger Agreement by the Issuer’s shareholders and other customary closing conditions. The Merger Agreement contains customary representations and warranties and customary covenants and agreements. The Merger Agreement also contains certain termination rights for both the Issuer and Parent.

Each of Parent and Merger Sub are wholly-owned, directly or indirectly, by Mr. Joel Weinshanker. NECA, which owns approximately 12.4% of the outstanding shares of Common Stock, is also wholly-owned, directly or indirectly, by Mr. Joel Weinshanker. In connection with the Merger Agreement, NECA has entered into a letter agreement, dated as of March 17, 2014 (the “Voting Agreement”) with Parent, pursuant to which NECA, in its capacity as a shareholder of the Issuer has agreed, subject to the terms and conditions of the Voting Agreement, to vote its shares of Common Stock in favor of the Merger. The obligations of NECA under the Voting Agreement terminate upon the earlier to occur of the Effective Time and the termination of the Merger Agreement in accordance with its terms. A copy of the Voting Agreement is being filed herewith as Exhibit 7.03.

In connection with Merger Agreement and as a condition to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, Parent and Merger Sub have entered into a Support Agreement, dated as of March 17, 2014 (the “Support Agreement”), with Mr. Marmaduke, JMFLP and Mrs. Marmaduke (the “Supporting Shareholders”), pursuant to which each Supporting Shareholder, in his, her or its capacity as a shareholder of the Company, has agreed, subject to the terms and conditions of the Support Agreement, to, among other things, (1) vote his, her or its shares of Common Stock in favor of the Merger, and (2) refrain from disposing of his, her or its shares of Common Stock and soliciting alternative acquisition proposals to the Merger. The Supporting Shareholders also granted Parent a proxy to vote any shares of Common Stock held by such individuals in favor of the Merger. The Support Agreement will terminate upon the earlier to occur of (A) the Effective Time, (B) the termination of the Merger Agreement in accordance with its terms or (C) any changes to the terms of the Merger, without the consent of the Supporting Shareholders, that reduces the amount or changes the form of the Merger Consideration payable in the Merger to any Supporting Shareholder. Collectively, the Supporting Shareholders own approximately 30.4% of the outstanding shares of Common Stock as of March 17, 2014. A copy of the Support Agreement is being filed herewith as Exhibit 7.04.

In the event that the Merger is consummated, (1) the directors of the Issuer will resign and will be replaced by the individuals designated as such by Mr. Weinshanker, (2) Mr. Marmaduke will resign as Chief Executive Officer of the Issuer, and (3) Mr. Crow will resign as Chief Financial Officer and Vice President of Finance of the Issuer. In addition, the articles of incorporation of the Issuer shall be amended and restated as specified by the Merger Agreement, and the bylaws of the Issuer, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to conform to the bylaws of the Merger Sub, as in effect immediately prior to the Effective Time.

Furthermore, in the event that the Merger is consummated, the Common Stock would no longer be traded on the NASDAQ Stock Market and the registration of the Common Stock under Section 12 of the Act would be terminated.

Except as set forth above, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Merger is not consummated for any reason, the Reporting Persons intend to review continuously the Issuer’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their ownership of Common Stock, propose an extraordinary corporate transaction with regard to the Issuer, or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The information set forth in response to this Item 4 does not purport to be a complete summary of the Support Agreement, Voting Agreement or Merger Agreement and is qualified in its entirety by reference to the actual text of the Support Agreement, Voting Agreement or Merger Agreement, which is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

The respective percentages set forth below are based on the 8,143,317 shares of Common Stock outstanding as of October 31, 2013, and shares issuable upon exercise of options to acquire shares of Common Stock, whether or not currently exercisable, as described below.

By virtue of the relationships among the Reporting Persons described herein and the Support Agreement, the Reporting Persons may, together with NECA and the NECA Affiliates, be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. NECA beneficially owns, and the NECA affiliates may be deemed to beneficially own, 1,009,458 shares of Common Stock. The Reporting Persons, together with NECA and the NECA Affiliates, beneficially own in the aggregate approximately 3,613,720 shares of Common Stock, which represent approximately 44.37% of the outstanding shares of Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares held by NECA that may be deemed to be held by any other NECA Affiliate.

JMFLP beneficially owns an aggregate of 2,066,525 shares of Common Stock held directly by JMFLP, constituting approximately 25.4% of the outstanding shares of Common Stock. JMMI, as managing general partner of JMFLP, controls JMFLP. Mr. John Marmaduke, as President of JMMI, controls JMMI. Thus, Mr. John Marmaduke and JMMI may also be considered to beneficially own the shares of Common Stock owned by JMFLP.

Mr. Marmaduke has beneficial ownership of 2,540,153 shares of Common Stock, constituting approximately 31.69% of the outstanding shares of Common Stock, including (i) the 2,066,525 shares of Common Stock beneficially owned by JMFLP, (ii) 9,743 and 8,655 shares of Common Stock held in Hastings’ Associate Stock Ownership Plan and 401(k) Plan, respectively, (iii) 104,463 shares of Common Stock that may be acquired upon the exercise of options and (iv) the 40,772 shares of Common Stock owned by Mrs. Marmaduke over which Mr. Marmaduke may be deemed to have shared voting and dispositive power, as described below.

Mrs. Marmaduke has beneficial ownership of 40,772 shares of Common Stock.

(c) Except as set forth herein, none of the Reporting Persons have effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

On December 4, 2009, JMFLP and the Issuer entered into a stock transfer agreement (the “Stock Transfer Agreement”), a copy of which is attached hereto as Exhibit 7.04. Under the Stock Transfer Agreement, for a period of three years following the death of Mr. John Marmaduke, JMFLP may tender for purchase to the Issuer, and, if so tendered, the Issuer will be required to purchase, the number of shares of the Common Stock belonging to JMFLP that equal an aggregate fair market value of $5 million. Under the Stock Transfer Agreement, the Issuer is not obligated to purchase, and JMFLP does not have the right to tender, any amount of such shares with an aggregate fair market value in excess of $5 million. In the event that Mr. John Marmaduke resigns as an officer or director of the Issuer prior to his death, JMFLP’s right to tender the shares to the Issuer shall terminate. The Stock Transfer Agreement shall terminate on the earlier of February 9, 2019, or four years after the death of Mr. John Marmaduke.

The above summary of the Stock Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the actual text of the Stock Transfer Agreement, as filed as Exhibit 7.05.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of March 27, 2014.

Exhibit 7.02:	Merger Agreement, by and among Parent, Merger Sub and the Issuer. (1)

Exhibit 7.03:	Voting Agreement, dated as of March 17, 2014, by and among NECA and Parent. (2)

Exhibit 7.04:	Support Agreement, dated as of March 17, 2014, by and among Parent, Merger Sub, Mr. John Marmaduke, JMFLP, and Martha A. Marmaduke. (3)

Exhibit 7.05:	Stock Transfer Agreement between the Issuer and JMFLP. (4)

(1)	Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K (File No. 000-24381) filed on March 18, 2014, and incorporated herein by reference.
(2)	Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K (File No. 000-24381) filed on March 18, 2014, and incorporated herein by reference.
(3)	Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K (File No. 000-24381) filed on March 18, 2014, and incorporated herein by reference.
(4)	Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K (File No. 000-24381) filed on December 4, 2009, and incorporated herein by reference.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 28, 2014

/s/ John H. Marmaduke
John H. Marmaduke

/S/ Martha Marmaduke
Martha Marmaduke

JOHN H. MARMADUKE FAMILY LIMITED PARTNERSHIP
By: John H. Marmaduke Management, Inc.

By:	/s/ John H. Marmaduke
John H. Marmaduke
President

JOHN H. MARMADUKE MANAGEMENT, INC.

By:	/s/ John H. Marmaduke
John H. Marmaduke
President